Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.279.8341 www.chc.ca
CHC wins five-year North Sea contract with Total

Wednesday, October 19, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has been awarded a five-year contract, plus two one-year extensions, by Total E&P UK PLC for the provision of two dedicated new technology Eurocopter EC 225 aircraft plus one dedicated Super Puma MK2 to support Total’s North Sea operations.

The contract, valued at approximately CDN $118 million over the fixed five-year period, commences in April 2007, replacing an existing CHC contract with Total.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-2494	604-279-2493/778-999-3705

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